UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

to

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Hertz Global Holdings, Inc.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Series A Preferred Stock

(Title of Class of Securities)

42806J502

(CUSIP Number of Class of Securities)

M. David Galainena

Executive Vice President, General Counsel and Secretary

Hertz Global Holdings, Inc.

8501 Williams Road

Estero, Florida 33928

(239) 301-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Gregory Pryor

Colin Diamond

Andrew J. Ericksen

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,875,000,000.00	$173,812.50

(1)	The transaction valuation is estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase a total of 1,500,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), issued by Hertz Global Holdings, Inc. and outstanding as of November 23, 2021 at a purchase price of $1,250.00 per Series A Preferred Share.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, issued August 23, 2021, by multiplying the transaction valuation by .0000927.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,812.50	Form or Registration No.: Schedule TO
Filing Party: Hertz Global Holdings, Inc.	Date Filed: November 23, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission on November 23, 2021, as amended and supplemented by Amendment No. 1, filed on December 1, 2021 (as so amended and supplemented, the “Schedule TO”) by Hertz Global Holdings, Inc., a Delaware corporation (the “Company,” “us” or “we”), in connection with its offer to each holder of its Series A Preferred Stock (the “Series A Preferred Shares”) to purchase all of its outstanding Series A Preferred Shares at a purchase price per share of $1,250.00 in cash, less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 23, 2021 (as it may be supplemented and amended from time to time, the “Offer to Purchase”), and the related Letter of Transmittal and Consent (as it may be supplemented and amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offering Documents”).

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Offering Documents remains unchanged by this Amendment No. 2. You should read this Amendment No. 2 together with the Offering Documents. Capitalized terms used but not defined herein shall have the meanings given to them in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following to the end thereof:

“On December 22, 2021, the Company issued a press release announcing the final results of the Offer, which expired at midnight (at the end of the day), Eastern Time, on Tuesday, December 21, 2021. A copy of such press release is filed as Exhibit (a)(5)(E) to this Amendment No. 2 and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of November 23, 2021.
(a)(1)(B)*	Form of Letter of Transmittal and Consent
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Current Report on Form 8-K (as filed with the SEC on November 23, 2021 and incorporated herein by reference).
(a)(5)(B)	Press Release, dated November 23, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 23, 2021)
(a)(5)(C)*	IRS Form W-9.
(a)(5)(D)*	Section 302 Certification of Treatment of Tender Payment.
(a)(5)(E)	Current Report on Form 8-K (as filed with the SEC on December 22, 2021 and incorporated herein by reference).
(a)(5)(F)	Press Release, dated December 22, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on December 22, 2021)
(b)	Not applicable
(c)	Not applicable
(d)(1)	Second Amended and Restated Certificate of Incorporation of Hertz Global Holdings, Inc. (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(2)	Second Amended and Restated Bylaws of Hertz Global Holdings, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(3)	Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock of Hertz Global Holdings, Inc.(incorporated by reference to Exhibit 3.3 to the Current Report on Form 8-K of Hertz Global Holdings, Inc., filed with the SEC on July 7, 2021 (File No. 001-37665; 001-07541))
(d)(4)	Certificate of Amendment to the Certificate of Designations of Preferences, Rights and Limitations of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K of Hertz Global Holdings, Inc. filed on November 4, 2021 (File No. 001-37665; 001-07541))
(d)(5)*	Tender Support Agreement, dated November 23, 2021
(g)	Not applicable
(h)	Not applicable

*    Previously filed.

Item 13. Information Required By Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HERTZ GLOBAL HOLDINGS, INC.

	By:	/s/ M. David Galainena
M. David Galainena
Executive Vice President, General Counsel and Secretary
Dated: December 22, 2021

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